UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission file number: 0-20828

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danka 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danka Business Systems PLC

11101 Roosevelt Boulevard

St. Petersburg, Florida 33716.

REQUIRED INFORMATION

Item 4.	Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

DANKA 401(K) PROFIT SHARING PLAN

Audited Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

Danka 401(K) PROFIT SHARING PLAN

Audited Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Danka 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Danka 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Certified Public Accountants

Tampa, Florida

June 24, 2008

Danka 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Cash	$407,545	$214,414

Investments at fair value:
Common stocks	1,656,486	10,645,042
Collective trusts	53,039,172	55,496,656
Mutual funds	112,115,620	110,087,821
Participants’ loans	3,226,149	3,671,094

Total investments	170,037,427	179,900,613
Accrued interest income	109,600	97,732
Participants’ contributions receivable	—	190,730

Net assets available for benefits, at fair value	170,554,572	180,403,489
Adjustment from fair value to contract value for fully benefit responsive investment contracts	294,148	628,416

Net assets available for benefits	$170,848,720	$181,031,905

See accompanying notes to financial statements

Danka 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2007	2006
Additions to net assets attributed to:
Investment Income:
Interest	$288,415	$251,006
Dividends	9,460,760	6,738,236
Net (depreciation) appreciation in fair value of investments	(5,443,405)	9,153,734

Total investment income	4,305,770	16,142,976

Participants’ contributions	6,090,492	6,475,053
Employer contributions	387,892	—

	6,478,384	6,475,053

Total additions	10,784,154	22,618,029

Deductions from net assets attributed to:
Participants’ distributions	20,885,842	27,246,098
Administrative expenses	81,497	64,685

Total deductions	20,967,339	27,310,783

Net decrease	(10,183,185)	(4,692,754)
Net assets at beginning of year	181,031,905	185,724,659

Net assets at end of year	$170,848,720	$181,031,905

See accompanying notes to financial statements

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of the Plan

The Danka 401(k) Profit Sharing Plan (the Plan) was adopted by Danka Office Imaging Company (the Sponsor or Employer) on August 8, 1984, effective January 1, 1984. The following description of the Plan provides only general information. The Plan document should be referred to for a complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan that contains an employee salary deferral arrangement under Internal Revenue Code (code) Section 401(k). Effective June 8, 2007, all employees are eligible to participate immediately as of the first payroll date following their date of hire with respect to elective and match contributions. Participants become eligible for non-elective contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

(b)	Amendments

Effective November 27, 2006, the Sponsor amended the Plan to incorporate the changes made by the Federal Regulations under Code Sections 401(k) and 401(m) which include: No prefunding of elective deferrals, additional reasons to receive a hardship withdrawal, bottom-up Qualified Nonelective contributions restricted, different testing methods, gap period earnings to be adjusted, and changes for Safe Harbor 401(k) Plans. This amendment had no impact on the net assets available for benefits.

Effective June 15, 2007, the Sponsor amended the Plan to allow the employer, at its discretion to contribute a matching contribution on behalf of each Participant for whom an elective contribution is made during the plan year and is entitled to share in the matching contribution for the plan year. A Participant shall be entitled to share in the matching contribution for a plan year, if any, regardless of whether he is employed by his Employer on the last day of the plan year and regardless of whether the plan year constitutes a year of service for such Participant.

(c)	Contributions

The Plan provides that contributions each year will consist of (a) voluntary participant contributions equal to the amount of total compensation that each participant has elected to defer and (b) a discretionary employer-matching contribution, as approved by the Board of Directors. Total elective deferrals for any individual participant cannot exceed $15,500 for 2007 and $15,000 for 2006. In the case of certain highly compensated individuals, additional restrictions may be applicable.

Contributions are credited to the individual account of each participant. The Plan allows participants to direct the investment of their contributions into 25 different investment options. Employer contributions are recorded in the Plan year of Board approval. During 2007, employer contributions totaled $387,892. There were no employer contributions recorded in 2006. Participants aged 50 or over during the Plan year can also make additional catch-up contributions of up to $5,000 for 2007 and 2006.

(d)	Participant Accounts

Each participant’s account is self-directed and is credited with the participant’s contribution, the Sponsor’s matching contribution, if applicable, and an allocation of Plan earnings and investment gains or losses on Plan investments. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2007 and 2006

(e)	Vesting

Participants are immediately vested in their voluntary contributions and related net investment earnings. Vesting in Sponsor contributions is determined based upon a participant’s years of service. The following schedule indicates the vesting percentages for the 2007 and 2006 plan years:

Years of service	Vested percentage
Less than 1 year	0%
1	25%
2	50%
3	75%
4	100%

In the event of death or total and permanent disability, all amounts credited to such participant’s account shall become fully vested.

(f)	Forfeitures

At December 31, 2007 and 2006, unallocated forfeited nonvested accounts totaled $330,812 and $735,883, respectively. Forfeitures generated during 2007 and 2006 were $6,148 and $81,631, respectively. Forfeiture accounts are used to reduce the amount the Sponsor is required to contribute under terms of the Plan and to pay plan expenses. During 2007, $411,219 from forfeiture accounts was used to offset Employer contributions. No forfeitures were used to offset Employer contributions during 2006.

(g)	Participant Loans

Eligible participants, with a vested account balance of at least $2,000, may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the participants’ loans fund. Loan terms range from six months to five years. The loans are secured by the balance in the participants’ accounts and bear interest at prime interest rate as of the last business day of the month preceding the month in which the loan is processed, plus 1%. Principal and interest are paid ratably via payroll deductions.

(h)	Payment of Benefits

Upon retirement, death or termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, a direct rollover or annuity payments for the life of the participant. Subsequent to January 31, 2005, a lump sum payment is the only allowable form of distribution.

(i)	Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right under the Plan to terminate the Plan. In the event of plan termination, each participant shall immediately become 100% vested and receive his or her individual account balance in accordance with the Plan provisions in effect at the time of the Plan termination.

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2007 and 2006

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

(b)	New Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”) which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 clarifies the principle that fair value should be based on assumptions market participants would use when pricing an asset or liability. Under FAS 157, fair value measurements would be separately disclosed by level within a fair value hierarchy. FAS 157 is effective for the Plan beginning January 1, 2008 although early adoption is permitted. The Plan is currently evaluating the requirements of FAS 157 and has not yet determined the impact of adoption.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in common collective trusts (other than the Merrill Lynch Retirement Preservation Trust) is based on quoted redemption values on the last business day of the Plan’s year-end as determined by the Trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (the Merrill Lynch Retirement Preservation Trust). As required by the FSP, the statements of net assets available for benefits present the fair value of the Merrill Lynch Retirement Preservation Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Merrill Lynch Retirement Preservation Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Merrill Lynch Retirement Preservation Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefits are recorded when paid.

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2007 and 2006

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2007		2006
Danka Business Systems PLC Common Stock	$—	*	$10,033,270
Merrill Lynch Equity Index Trust	20,650,214		23,050,571
Davis New York Venture Fund	28,509,472		30,039,819
Merrill Lynch Retirement Preservation Trust	32,388,958		33,074,501
AIM Constellation Fund	12,503,259		12,070,815
Blackrock Global Allocation Fund	14,452,011		14,354,797
Blackrock Government	—	*	9,113,467
Templeton Foreign Fund	12,283,111		11,780,515
* Less than 5%

During 2007 and 2006, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by ($5,443,405) and $9,153,734, respectively, as follows:

	2007	2006
Net appreciation (depreciation) in fair value of investments:
Common stock (quoted market price)	$(8,005,658)	$(2,340,375)
Common/collective trusts (quoted redemption values)	1,215,145	3,251,180
Mutual Funds (quoted market price)	1,347,108	8,242,929

Net (depreciation) appreciation in fair value of investments	$(5,443,405)	$9,153,734

(4)	Transactions With Parties-in-Interest

The Plan held investments in funds invested by Merrill Lynch (the “Trustee”) and the common stock of the Sponsor, with a fair value of $85,364,939 and $99,193,052 at December 31, 2007 and 2006, respectively.

The Plan held investments in the common stock of the Sponsor with a fair value of $1,180,319 and $10,033,270 at December 31, 2007 and 2006, respectively.

The Plan had loans with active participants of $3,226,149 and $3,671,094 at December 31, 2007 and 2006, respectively.

(5)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2007 and 2006

(6)	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 21, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

(7)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the 2007 and 2006 Form 5500, respectively.

	2007	2006
Net assets available for benefits	$170,848,720	$181,031,905
Less adjustment to report collective trust fund at fair value	(294,148)	(628,416)
Less benefits payable	(410,340)	(96,671)

Net assets available per Form 5500	$170,144,232	$180,306,818

Benefit payments per statement of changes	$20,885,842	$27,246,098
Plus benefits payable	410,340	96,671
Less prior year benefits payable	(96,671)	(399,691)

Net benefit payments per Form 5500	$21,199,511	$26,943,078

The following is a reconciliation of additions per the financial statements to total income on the 2007 and 2006 Form 5500, respectively.

	2007	2006
Total additions per the financial statements	$10,784,154	$22,618,029
Less: Current year adjustment to report collective trust fund at fair value	(294,148)	(628,416)
Plus: Prior year adjustment to report collective trust fund at fair value	628,416	—

Total Income per the Form 5500	$11,118,422	$21,989,613

(8)	Subsequent Events

On April 8, 2008, Danka Business Systems PLC (“Danka” or the “Company”), Danka Holding Company, a wholly-owned subsidiary of Danka, and Konica Minolta Business Systems U.S.A., Inc. (“Konica Minolta”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which Konica Minolta will acquire Danka’s wholly-owned U.S. subsidiary, Danka Office Imaging Company (the “Sponsor”), through which Danka conducts its business operations. The Plan will be assumed by Konica Minolta upon consummation of the sale.

Danka (401(k) Profit Sharing Plan

EIN: 59-3407614 Plan: 001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Party Involved	Description of Investment	Current Value
Common stocks:
*Danka Business System PLC	6,380,101 shares of Danka Business Systems PLC Common Stock	$1,180,319
Eastman Kodak	21,773 shares of Eastman Kodak Common Stock	476,167

	Total common stocks	1,656,486

Common/Collective Trusts:
* Merrill Lynch Trust Company	32,683,106 units of Merrill Lynch Retirement Preservation Trust	32,388,958
* Merrill Lynch Trust Company	182,584 units of Merrill Lynch Equity Index Trust	20,650,214

	Total common/collective trusts	53,039,172

Mutual Funds:
Davis Venture Advisors	704,808 units of Davis New York Venture Fund	28,509,472
*Blackrock	728,428 units of Blackrock Global Allocation Fund	14,452,011
AIM Management	387,698 units of AIM Constellation Fund	12,503,259
Templeton	429,479 units of Templeton Foreign Fund	12,283,111
*Blackrock	747,660 units of Blackrock Government	7,970,059
PIMCO	602,498 units of PIMCO Total Return Fund Class A	6,440,698
Alliance	175,885 units of AllianceBerstein Small Cap	5,610,723
Davis Venture Advisors	89,920 units of Davis Series Inc Real Estate	2,771,342
*Blackrock	110,465 units of Blackrock Basic Value Fund	3,294,069
*Blackrock	123,007 units of Blackrock Value Opportunities Fund	2,520,422
AIM	145,600 AIM International Growth Fund	4,726,176
*Blackrock	121,282 units of Blackrock Fundamental Growth Fund Class A	2,905,908
Oakmark	89,115 units of Oakmark Equity & Income Fund	2,395,413
JP Morgan	130,363 JP Morgan Mid-Cap Val A	3,197,808
Franklin	70,007 units of Franklin Small-Mid Cap Growth Fund	2,532,170
*Merrill Lynch Trust Company	2,979 units of CMA Money Fund	2,979

	Total mutual funds	112,115,620

Loans:
*Participants	Participant loans at interest rates ranging from 8.50% to 9.25%, various maturity dates	3,226,149

Total	Total	$170,037,427

*	Party-in-interest to the Plan

Historical Cost not presented as all investments are participant directed

SIGNATURES

The Danka 401(k) Profit Sharing Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Danka 401(k) Profit Sharing Plan

Dated: June 25, 2008
	By:	/s/ Edward K. Quibell
(Signature)

	By:	Edward K. Quibell
	Its:	Senior Vice President and Chief Financial Officer